UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Amendment No.: 1

Name of Issuer:  Vesta Insurance Group, Inc.

Title of Class of Securities: Common Stock

CUSIP Number: 925391104



  (Date of Event Which Requires Filing of this Statement)

                     December 1, 2000

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ / Rule 13d-1(b)
/X / Rule 13d-1(c)
/ / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 925391104

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Prospector Partners, L.L.C.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   X

3.  SEC Use Only


4.  Citizenship or Place of Organization

    Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:


6.  Shared Voting Power:

         444,925

7.  Sole Dispositive Power:


8.  Shared Dispositive Power:

         444,925

9.  Aggregate Amount Beneficially Owned by Each Reporting
    Person

         444,925

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares


11. Percent of Class Represented by Amount in Row (9)

         2.4%



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12. Type of Reporting Person

    IA; OO















































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


CUSIP Number: 925391104

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

          Prospector Partners Fund, L.P.

2.  Check the Appropriate Box if a Member of a Group

          a.
          b.  X

3.  SEC Use Only


4.  Citizenship or Place of Organization

    Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:


6.  Shared Voting Power:



7.  Sole Dispositive Power:

8.  Shared Dispositive Power:



9.  Aggregate Amount Beneficially Owned by Each Reporting
    Person



10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares


11. Percent of Class Represented by Amount in Row (9)

         0.0%




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


12. Type of Reporting Person

    PN
















































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


Item 1(a) Name of Issuer:  Vesta Insurance Group, Inc.

      (b) Address of Issuer's Principal Executive Offices:

              3760 River Run Drive
              Birmingham, Alabama 35243

Item 2(a) - (c).  Name, Principal Business Address, and
Citizenship of Persons Filing:

          Prospector Partners, L.L.C ("PP")
          Prospector Partners Fund, L.P.("PPF")
          The Webster Memorial Building
          36 Trumball Street
          Hartford, CT 06103-2404

          Prospector Partners, L.L.C is a Delaware limited liability company.

          Prospector Partners Fund, L.P. is a Delaware limited partnership.

    (d)   Title of Class of Securities:  Common Stock

    (e)   CUSIP Number:  925391104

Item 3.  If this statement is filed pursuant to Rule
13d-1(b)(1) or 13d-2(b) or (c) check whether the person filing is:

    (a) / / Broker or dealer registered under Section 15 of the Act,

    (b)  / / Bank as defined in Section 3(a)(6) of the Act,

    (c)  / / Insurance Company as defined in
             Section 3(a)(19) of the Act,

    (d) / / Investment Company registered under Section 8 of the Investment Company Act,

    (e) / / Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

    (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee
             Retirement Income Security Act of 1974 or
             Endowment Fund,



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



    (g)  / / Parent Holding Company, in accordance with Rule
             13d-1(b)(ii)(G),

    (h) / / Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act,

    (i) / / Church plan excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act,

    (j)  / / Group, in accordance with Rule 13d-
             1(b)(1)(ii)(H).

If this statement is filed pursuant to Rule 13d-1(c), check this box. / X /

 Item 4. Ownership.

         (a) Amount Beneficially Owned: PP - 444,925 shares; PPF - 0 shares of Common Stock (the
             "Shares").

         (b) Percent of Class: PP - 2.4% PPF - 0.0%;

         (c) PP - 444,925 shares with shared power to vote or to direct the vote; 0 shares with sole power to vote or to direct the vote; 444,925 shares with shared power to dispose or to direct the disposition of; 0 shares with the sole power to dispose or to direct the disposition of


             PPF - 0 shares with shared power to vote or to direct the vote; 0 shares with sole power to vote or to direct the vote; 0 shares with shared power to dispose or to direct the disposition of; 0 shares with the sole power to dispose or to direct the disposition of


Item 5.  Ownership of Five Percent or Less of a Class.

         As of the date hereof the Reporting Persons are no longer the beneficial owners of greater than five percent of the oustanding shares of the Common
         Stock of the Issuer.




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


Item 6.  Ownership of More than Five Percent on Behalf of
         Another Person.

         N/A

Item 7.  Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported by the
         Parent Holding Company.

         N/A

Item 8.  Identification and Classification of Members of the
         Group.

         N/A

Item 9.  Notice of Dissolution of the Group.

         N/A

Item 10.

    Certification for Rule 13d-1(c): By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

    PROSPECTOR PARTNERS, L.L.C.

    /s/ John D. Gillespie
    _________________________
    By: John D. Gillespie, Managing Member

    PROSPECTOR PARTNERS FUND, L.P.

    By: PROSPECTOR ASSOCIATES, L.L.C.,
        General Partner




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


    /s/ John D. Gillespie
    _________________________
    By: John D. Gillespie, Managing Member


    Date: December 11, 2000













































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


                            AGREEMENT



      The undersigned agree that this Amendment No. 1 to Schedule

13G dated December 11, 2000 relating to the Common Stock of Vesta

Insurance Group, Inc. shall be filed on behalf of the

undersigned.


                             PROSPECTOR PARTNERS, L.L.C.

                                 /s/ John D. Gillespie
                                 _____________________________
                                 By: John D. Gillespie, Managing
                                     Member

                             PROSPECTOR PARTNERS FUND, L.P.

                             By: PROSPECTOR ASSCOIATES, L.L.C.,
                                 General Partner

                                 /s/ John D. Gillespie
                                 _____________________________
                                 By: John D. Gillespie, Managing
                                     Member






















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